Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist a professional corporation 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
Austin, Texas
(512) 499-3800
Chicago, Illinois
(312) 425-3900
Houston, Texas
(713) 951-3300
Los Angeles, California
(310) 820-8800
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500

June 22, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Sand Hill IT Security Acquisition Corp. Registration Statement on Form S-4 Filed December 16, 2005 File No. 333-130412

Ladies and Gentlemen:

On behalf of Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company” or “Sand Hill”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 to the Registration Statement on Form S-4 of Sand Hill (the “Amended S-4”), including exhibits.

The Amended S-4 incorporates changes responsive to the comments received from the Staff in phone conversations on June 22, 2006. The references to page numbers in the discussion below are to the pages in the Amended S-4. We supplementally advise the Staff that the following substantive changes have been made:

1. Pages 25 and 84 have been revised to add a sentence to the first paragraph under the Termination section as follows: "Sand Hill and St. Bernard have agreed to extend the date on which the merger agreement may be terminated from June 30, 2006 to July 28, 2006."

2. Page 28 has been revised to change the Book value per share - Historical for Sand Hill for all three periods shown from $2.80, $2.96, and $3.26 to $1.94, $2.11 and $2.43, respectively, to correct a typographical error.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 22, 2006

3. Pages 129 through 134 and page 136 have been revised to clarify the language related to the assumptions on the conversions of Sand Hill stockholders in the pro forma financial statements.

4. Page F-47 was deleted as it was duplicative of footnote 1 on page F-42.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

/s/ Gregory J. Schmitt

Gregory J. Schmitt

GJS:dpc